

Mail Stop 4628

January 25, 2016

Via E-mail
Andrew J. Cozby
Chief Financial Officer
Memorial Resource Development Corp.
500 Dallas Street, Suite 1800
Houston, Texas 77002

> **Re:** **Memorial Resource Development Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 18, 2015**
> **File No. 1-36490**

Dear Mr. Cozby:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources